March 6, 2006

By Fax: (202) 772-9208

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Amit Pande, Assistant Chief Accountant

Re:	Beverly Hills Bancorp Inc. Form 8-K Filed February 27, 2006

File No. 000-21845

Dear Mr. Pande:

We have received your letter dated February 28, 2006 in response to the Form 8-K filed by Beverly Hills Bancorp Inc. (“BHBC”) on February 27, 2006.

In your letter, you questioned why BHBC believes the quarterly financial statements for fiscal year 2005 should not be restated. You also requested that we state when and how we will file our restated financial statements. Our responses are set forth below.

We plan to file our restated financial statements for the year ended December 31, 2004 with our 2005 Form 10-K, which is due March 16, 2006. In addition, our 10-K will contain an explanatory footnote to the financial statements which will discuss the restatement. In that footnote, we will also provide condensed balance sheets as of March 31, 2005, June 30, 2005 and September 30, 2005 showing the line items that were affected by the restatement. These condensed balance sheets will present amounts both as originally reported and as restated.

In our opinion, the quarterly financial statements filed with our 10-Qs in 2005 are not misleading to investors for the following two reasons: (1) the net income as reported in those 10-Qs was fairly stated and will not be affected by the restatement, and (2) the amounts of the restatements on the balance sheet are immaterial to the balance sheet taken as a whole. We anticipate that our restatement will result in reductions in deferred tax assets and stockholders’ equity of approximately $1.6 million; this amount represents only 0.1% and 0.9%, respectively, of previously-reported total assets and total stockholders’ equity on each of the 2005 quarterly balance sheets. Therefore, we do not believe separately-filed restated financial statements for each of those periods would provide any additional benefit to investors.

Per your phone conversation with Joseph Kiley and Mike Farrell, it is our understanding that you will accept our proposed method of restatement described above, and that an amendment to our Form 8-K filed on February 27, 2006 will not be required.

In responding to your comments, we acknowledge that BHBC is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that BHBC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (800) 515-1616 if you have any further questions. Thank you.

Sincerely,

/s/ LARRY B. FAIGIN
Larry B. Faigin
Chairman of the Board and
Chief Executive Officer
Beverly Hills Bancorp Inc.